Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545
March 10, 2010
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
     Attn: Pamela Long

Re:	Financial Engines, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed March 11, 2010 File No. 333-163581
Ladies and Gentlemen:
     On behalf of Financial Engines, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which is being filed solely to amend the exhibit index to include Exhibit 5.1 and Exhibit 10.4, which Exhibit 5.1 and Exhibit 10.4 are also filed with Amendment No. 6, and to update the transaction expenses set forth under Item 13 to reflect a decrease in the Securities and Exchange Commission registration fee (relating to the decrease in the number of secondary shares due to the deletion of a selling stockholder as previously disclosed). The total amount of transaction expenses set forth under Item 13 did not change.
     Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, confirms that it concurs with the understanding of the Staff that its reference in Exhibit 5.1 to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws. A separate confirmation has also been filed as correspondence on EDGAR.

Securities and Exchange Commission
March 10, 2010

* * * * *
     The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.
Very truly yours,
/s/ Davina K. Kaile
Davina K. Kaile

cc:	Sherry Haywood, Esq. Nudrat Salik Ernest Greene Jeffrey N. Maggioncalda Raymond J. Sims Anne S. Tuttle Douglas D. Smith, Esq.